UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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10029762

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
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| 8 – 53722 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

EA MARKETS SECURITIES LLC

| OFFICIAL USE ONLY |
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| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1515 BROADWAY 12TH FLOOR
(No. And Street)

NEW YORK, (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES GELLERT (646) 873-4594
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

| FOR OFFICIAL USE ONLY |
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**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, JAMES H. GELLERT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EA MARKETS SECURITIES LLC, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TIA COX
Notary Public, State of New York
Registration #01CO6152578
Qualified In Kings County
Commission Expires Sept. 18, 2010

Notary Public

Signature

MANAGING MEMBER
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# EA MARKETS SECURITIES LLC
# (F/K/A HOWLAND SECURITIES LLC)

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2009

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

*Certified Public Accountants*

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

# INDEPENDENT AUDITORS' REPORT

To the Members of
EA Markets Securities LLC (f/k/a Howland Securities LLC):

We have audited the accompanying statement of financial condition of EA Markets Securities LLC (f/k/a Howland Securities LLC) (the "Company"), as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of EA Markets Securities LLC (f/k/a Howland Securities LLC) (the "Company"), as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates LLP

New York, New York
February 9, 2010

EA MARKETS SECURITIES LLC
(F/K/A HOWLAND SECURITIES LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

## ASSETS

| | |
|---|---|
| Cash | $ 37,230 |
| Accounts receivable | 180,000 |
| Other assets | 746 |
| TOTAL ASSETS | $ 217,976 |

## LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| Liabilities: | |
| Accrued expenses | $ 29,894 |
| Members' Equity: | 188,082 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ 217,976 |

The accompanying notes are an integral part of this financial statement.

NOTE 1. ORGANIZATION

EA Markets Securities LLC (f/k/a Howland Securities LLC) (the Company) was organized under the name Enable Capital, LLC as a limited liability company in the State of California on March 17, 2000 and terminates no later than March 17, 2030. The Company is a broker/dealer, registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company operates in New York and engages in the private placement of securities.

In December, 2009, the Company notified FINRA that the ownership of EA Markets Securities LLC intends to be materially changed. In addition, the Company is now a partnership.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Revenue recognition:* Securities transactions and related income and expenses are recorded on a trade date basis.

*Income taxes:* The Company, a limited liability company, is taxed as a partnership, after the change in ownership, under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual minimum California LLC tax of $800.

*Use of estimates:* In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*FIN 48:* On July 13, 2006, the FASB released FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Pursuant to FASB Staff Position No. FIN 48-3, the adoption of FIN 48 for nonpublic entities was deferred to fiscal years beginning after December 15, 2008 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact in the financial statements has not yet been determined. As of December 31, 2009, the Company does not believe the adoption of FIN 48 will impact the amounts reported in the financial statements.

NOTE 3. REGULATORY NET CAPITAL REQUIREMENT

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10 to 1. At December 31, 2009, the Company's regulatory net capital was $7,336, which exceeded the required regulatory net capital by $2,336. The Company's ratio of aggregate indebtedness to regulatory net capital at December 31, 2009 was 4.07 to 1.

NOTE 4. RELATED PARTY TRANSACTIONS

For the period January 1, 2009 through November 14, 2009, the Company had an expense sharing agreement and shared office space and general office overhead with Howland Partners, an entity under common ownership. On November 15, 2009, the Company moved and entered into a new agreement with EA Markets LLC, an entity not under common ownership. During the year ending December 31, 2009, office rent and most overhead expenses were paid for by Howland Partners and EA Markets LLC. The Company's results of operations or financial position could differ significantly had the aforementioned agreements not been in place.